

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 30, 2014

<u>Via E-mail</u>
David Schwartz
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, NY 10004

  Re: **Cubist Pharmaceuticals, Inc.**
     Schedule TO-T
     Filed December 19, 2014 by Mavec Corporation and Merck & Co., Inc.
     File No. 5-47321

Dear Mr. Schwartz:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO-T filed December 19, 2014</u>

1. While we recognize Merck & Co., Inc., has executed the Schedule TO, the cover page of the filing only identifies Merck & Co., Inc., as the "Parent of Offeror." General Instruction K.(1) of Schedule TO, codified at Rule 14d-100, however, defines the term Offeror to include persons on whose behalf the offer is being made. The Offer to Purchase, filed as Exhibit (a)(1)(A) to the Schedule TO, also has not expressly identified Merck & Co., Inc., as a bidder or person explicitly joining Mavec Corporation in the purchase of Cubist shares. Please revise the cover page of Schedule TO and the Offer to Purchase to remove the implication that Merck & Co., Inc., is not an Offeror or bidder as defined in Rule 14d-1(g)(2), respectively, or advise.

Offer to Purchase

3. Procedures for Accepting the Offer and Tendering Shares, page 14

2. We note the assertion on page 16 that determinations made by the bidders regarding the validity of tenders will be final and binding. Please revise to indicate that security holders may challenge the bidders' determination in a court of competent jurisdiction.

7. Certain Information Concerning Cubist, page 20

3. We note the statement that "[n]one of the Purchaser, the Dealer Manager, the Information Agent or the Depositary assumes any responsibility for the accuracy or completeness of the information concerning Cubist, whether furnished by Cubist . . . ." You may not disclaim responsibility for the disclosure contained in your filing. Please revise.

15. Conditions of the Offer, page 47

4. Please revise the language in this section to clarify that the offer conditions may be not be triggered through action or inaction by the bidders.

5. Please note that, all conditions, other than those conditions subject to the receipt of government approvals, must be satisfied or waived at offer expiration. Accordingly, please revise the language on page 48 which states that conditions "may be asserted or waived by Parent or Purchaser in whole or in part at any time and from time to time."

Amendment No. 2 to Schedule TO-T filed

Exhibit 99.(A)(1)(N)

6. In future filings, please do not refer to the Private Securities Litigation Reform Act of 1995, as the safe-harbor is not available for statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act.

7. We note the statement on page 2 that "Merck undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise." Please note that Rule 14d-6(c) under the Exchange Act requires prompt disclosure of a material change in the information published or sent to security holders in additional tender offer materials, and revise the quoted language in future filings to clarify that you will update forward-looking statements as required by applicable law.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since each of the offerors possesses the facts relating to the disclosure, each is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from each of the offerors, or an authorized representative thereof, acknowledging that:

- the offeror is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the offeror may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lisa M. Kohl, Attorney-Advisor, at (202) 551-3252 or Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266 if you have any questions regarding our comments. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Lisa M. Kohl*

Lisa M. Kohl
Attorney-Adviser
Office of Mergers & Acquisitions